As filed with the Securities and Exchange Commission on January 20, 1998
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                SCHEDULE 14D-1
                               (Final Amendment)
                            -----------------------

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------

                              TRIMAS CORPORATION
                        (Exact name of Subject Company)

                                MASCOTECH, INC.
                          MASCOTECH ACQUISITION, INC.
                                   (Bidders)
                            -----------------------

                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)
                            -----------------------

                                   896215100
                     (CUSIP Number of Class of Securities)
                            -----------------------

                               David B. Liner, Esq.
                                 MascoTech, Inc.
                               21001 Van Born Road
                               Taylor, Michigan 48180
                                 (313) 274-7405

        (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With Copies to:

     David W. Ferguson, Esq.                 Jerome M. Schwartz, Esq.
      Davis Polk & Wardwell                    Dickinson Wright PLLC
       450 Lexington Avenue                500 Woodward Avenue, Suite 4000
     New York, New York 10017                  Detroit, Michigan 48226
          (212) 450-4000                          (313) 223-3628

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      This Final Amendment  (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on December 17, 1997 by MascoTech, Inc., a Delaware corporation ("Parent"), and MascoTech Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), as amended by Amendment No. 1, dated December 22, 1997, Amendment No. 2, dated December 31, 1997, Amendment No. 3, dated January 7, 1998, Amendment No. 4, dated January 14, 1998 and Amendment No. 5, dated January 15, 1998 relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of TriMas Corporation, a Delaware corporation, at a price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 and in the related Letter of Transmittal.

      All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

      The item of the Schedule 14D-1 set forth below is hereby amended and supplemented as follows:

Item 6. Interest in Securities of the Subject Company.

      Item 6 is hereby supplemented and amended to incorporate by reference the information set forth in the Press Release issued by Parent on January 19, 1998, attached hereto as Exhibit (a)(11).

Item 11.   Material to be Filed as Exhibits.

      Item 11 is hereby supplemented and amended by adding the following exhibit:

      (a)(11) Text of Press Release issued by Parent on January 19, 1998.


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

January 20, 1998                 MASCOTECH, INC.


                                 By: /s/ David B. Liner
                                     ---------------------------------------
                                     Name:   David B. Liner
                                     Title:  Vice President and Corporate
                                              Counsel


                                 MASCOTECH ACQUISITION, INC.


                                 By: /s/ David B. Liner
                                     ----------------------------------------
                                     Name:   David B. Liner
                                     Title:  Secretary



                                 EXHIBIT INDEX

Exhibit No.
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  (a)(11)     Text of Press Release issued by Parent on January 19, 1998.